GLOBAL INCOME FUND, INC.

     Pursuant to Item 405 of Regulation S-K in compliance with Section 16(a) of the Exchange Act, the Fund must identify any director, officer, beneficial owner of more than 10 percent of any class of equity securities of the registrant registered pursuant to Section 12 of the Exchange Act, or any other person subject to Section 16 of the Exchange Act that failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year. Based on the Fund's review of the copies of such forms it receives, the Fund believes that during the calendar year ended 2006 such persons complied with all such applicable filing requirements except for one late filing made with respect to a Form 4 filed on behalf of Bruce B. Huber.